SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex F of the Resolution of the Securities and Exchange Commission, no. 80, of March 29, 2022, communicates to its shareholders and to the market in general, the following transaction with related party:

Related Party Names	Company: Centrais Elétricas Brasileiras S/A (Eletrobras); Related Party: Society of Specific Purpose Chapada do Piauí II holding S/A (“SPE”).
Issuer Relationships	Eletrobras is a shareholder in the SPE Chapada do Piauí II, holding a significant stake in its share capital (49%).
Date of the transaction	Contractual instrument signed on September 28, 2023
Object of the Agreement

Issuance of bank guarantee by a market financial institution (guarantor) as a guarantee to be provided to the creditor of the Debt Contract of the SPE Chapada do Piauí II, in accordance with an obligation previously established under the said Agreement.

Eletrobras will provide corporate counter-guarantee (fidussória guarantee) to the guarantor in the amount equivalent to its equity stake in the Related Party, guaranteeing the SPE's obligations in the event of its failure to implement it, making it possible to issue the bank guarantee.

Main terms and Conditions

The corporate counter-guarantee to be provided by Eletrobras is equivalent to the amount of the bank guarantee corresponding to the Company’s equity stake in the enterprise (SPE Chapada do Piauí II), which is 49%, thus comprising a total of approximately R$ 68 million, according to the contract concluded.

The contractual instrument and its life-giving guarantee shall last 24 (twenty-four) months.

It is noted that, due to the characteristic of the portrayed operation (provision of a fidglaring guarantee), there is no direct financial flow to be established between the related parties described in this communication.

Furthermore, only in the event of contractual inadimplement by the aforementioned SPE, Eletrobras, as a guarantor of part of its obligations, may be called to honor with such obligations in front of the guarantor.

 This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Detailed reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment.

The conditions of the proposed bank guarantee arise from competitive consultation/quotation process with the market carried out by the SPE.

Furthermore, the provision of the guarantee by shareholders (including Eletrobras) allows the issuance of the guarantee bank, contributing to the maintenance of compliance with the SPE's contractual condition in relation to the your creditor.

Eventual participation of the counterparty, its partners or administrators in the decision-making process of the issuer's controlling person about the transaction or the transaction trading as representatives of the Company, describing these shareholdings.

The request for the provision of guarantee by Eletrobras comes from the financial institution (Unrelated Party) winner of the selection process carried out with the market by the Related Party in question to obtain of the bank guarantee, being, therefore, the result of the competitive process.

Furthermore, the conclusion of Eletrobras by effectively providing the guarantee emanates from the decision-making process in its Governance bodies, therefore not having participation of the aforementioned Related Party.

Rio de Janeiro, October 09, 2023.

Eduardo Haiama

Vice-President of Finance and Investor Relations

 This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.